Exhibit (h)(6)

DAVID S. DEVITO

EXECUTIVE VICE PRESIDENT

CHIEF OPERATING OFFICER

July 27, 2017

The Board of Directors of TCW Funds, Inc.

TCW Funds, Inc.

865 South Figueroa Street

Los Angeles, California 90017

Re: Expense Limitations

Directors,

TCW Investment Management Company LLC (“Adviser”), investment adviser to the TCW Funds, Inc., agrees to the following expense limitations:

1.05% with respect to Class I of the TCW Artificial Intelligence Equity Fund

1.05% with respect to Class N of the TCW Artificial Intelligence Equity Fund

The Adviser agrees that in the event the overall expenses of the Class I or Class N shares of the TCW Artificial Intelligence Equity Fund exceed the stated expense limit on an annualized basis, the Adviser shall reimburse the class or classes of the relevant fund in respect of such shares for the difference. Each expense limitation does not include any expenses attributable to interest and acquired fund fees and expenses, if any.

This expense limitation, as applicable to the funds listed above, shall commence on August 25, 2017, and continue to March 1, 2019. The Adviser may, at its sole discretion, extend or modify the expense limitation at the conclusion of the period.

Very truly yours,

/s/ Davis S. DeVito

David S. DeVito

Executive Vice President and Chief Operating Officer

THE  TCW  GROUP, INC. | 865 SOUTH FIGUEROA STREET    |    LOS ANGELES, CALIFORNIA 90017    |    213 244 0000

Manager of the TCW, MetWest, and Alternative Fund Families